EXHIBIT 99.1
<RESULT OF FY2007 4th BOARD OF DIRECTORS MEETING
Agenda 1: Contribution Plan for POSCO Educational Foundation
1. Recipient: POSCO Educational Foundation
2. Contribution amount (KRW): 37,200,000,000
3. Total cumulative contribution amount (KRW): 106,613,630,000
4. Others
-. Contribution amount (KRW 37,200,000,000) will be donated within this year.
-. POSCO has donated KRW 106,613,630,000 to In-house Fund for Employees’ Welfare, Jeonnam TechnoPark, etc. during this year
   (including this donation of 37.2billion won).
Agenda 2: Treasury Stock Specific Money Trust Contract Renewal
1. Contract amount (KRW): 450,000,000,000
2. Renewing contract period: May 12, 2007~ May 11, 2008
3. The purpose of contract renewal: To stabilize the company’s share price
4. Trust company: NongHyup, ShinHan Bank, DaeGu Bank
5. The number of shares held by the company before renewal
-. held in the form of treasury stock : 9,638,071 (11.05%)
-. held through treasury stock trust fund : 2,601,427 (2.98%)
6. Others
-. The contract amount after renewal may change depending on the interest income until the maturity date. (May 11, 2007)
Agenda 3: Investment in New Facilities
1. The amount of investment (KRW): 282,800,000,000 (1.30% of total equity)
2. The purpose of investment: To improve the manufacturing capacity of electrical steel
3. Construction Period: April 2008 ~ October 2009

Agenda 4: Investment in other corporation (Hyundai Heavy Industries)
1. Details of company concerned
-. Name of Company (nationality): Hyundai Heavy Industries Co., Ltd. (Rep.of Korea)
-. Total Capital: KRW 380,000,000,000
-. Total Number of Outstanding Shares: 76,000,000
-. Major Businesses: Shipbuilding, Offshore and Engineering
2. Details of investment
-. Number of shares to be acquired: 1,444,000
-. The amount of investment: KRW 346.6 billion (1.59% of total equity)
-. Number of shares after investment: 1,444,000 (1.9% of Hyundai Heavy Industries’ outstanding shares)
-. The purpose of investment: for business cooperation including stable suppy and demand of steel products
3. Others
-. The acquiring date will be scheduled after Hyundai Mipo Dockyard Co., Ltd.’s board of directors meeting
-. The exact amount and number of shares will be determined depending on the stock price of trade day
-. About 872,000 shares in treasury stock trust fund will be sold to Hyundai Mipo Dockyard
Agenda 5: Investment in other corporation (Union Steel)
1. Details of company concerned
-. Name of Company (nationality): Union Steel (Rep.of Korea)

-. Total Capital: KRW 51,300,000,000
-. Total Number of Outstanding Shares: 10,260,000
-. Major Businesses: To produce and process the steel products
2. Details of investment
-. Number of shares to be acquired: 1,005,000
-. The amount of investment: KRW 40.2billion (0.18% of total equity)
-. Number of shares after investment: 1,005,000 (9.8% of Union steel’s outstanding shares)
-. The purpose of investment
   : to strengthen cooperation and strategic alliance for development of the cold rolling products.
-. Scheduled date of acquiring(can be changed): April 27, 2007

Agenda 6: Disposal by sale of other corporation’ equities (Pohang Coated Steel)
1. Details of company concerned
-. Name of Company (nationality): Pohang Coated Steel Co., Ltd (Rep.of Korea)
-. Total Capital: KRW 30,000,000,000
-. Total Number of Outstanding Shares: 6,000,000
-. Major Businesses: To produce, process, sell and install the steel products and the construction matarials
2. Details of disposal
-. Number of shares to be disposed of: 588,000
-. The amount of disposal: KRW 12,230.4 million (0.06% of total equity)
-. Number of shares after disposal: 3,412,000 (56.9% of Pohang coated steel’s outstanding shares)
-. The purpose of disposal
   : to strengthen cooperation and strategic alliance for development of the cold rolling products.
-. Scheduled date of disposal (can be changed): April 27, 2007